Pathfinder Cell Therapy, Inc.
12 Bow Street
Cambridge, Massachusetts 02138

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Kevin L. Vaughn, Accounting Branch Chief Jay Webb Tara Harkins

Re:	Pathfinder Cell Therapy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 1, 2013 File No. 000-20580

Ladies and Gentlemen:

By letter dated September 24, 2013, the staff of the Securities and Exchange Commission transmitted written comments to the above-referenced Form 10-K. Though our response is due today, please be advised that we are not yet in position to submit our response. Accordingly, we hereby request a 10 business day extension.

Thank you for your consideration. If you have any questions or comments, please contact me at 732-404-1117.

Very truly yours,

/s/ John M. Benson
Name: John M. Benson
Title: CFO

Cc:	Keith Moskowitz, Esq. Eilenberg & Krause LLP